UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Electronic Cigarettes International Group, Ltd.

(Name of Issuer)

Common Stock
Par Value $0.001 per Share

(Title of Class of Securities)

285560207

(CUSIP Number)

Dennis F. Connolly

Godfrey & Kahn, S.C.

833 E. Michigan Street, Suite 1800

Milwaukee, Wisconsin 53202

(414) 273-3500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on
Behalf of Filing Persons)

_______________________________

    March 7, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 285560207

1.	NAME OF REPORTING PERSON Calm Waters Partnership 39-6220593
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 452,619,555 shares[1]
	8.	SHARED VOTING POWER 452,619,555 shares[1]
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 452,619,555 shares[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 452,619,555 shares[1]
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ N/A
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 73.9%[2]
14.	TYPE OF REPORTING PERSON PN

___________________________

[1]

Includes currently exercisable warrants for 343,382,429 shares of common stock and 57,708,919 shares of common stock issuable upon conversion of convertible notes of the Company in the aggregate principal amount of $8,449,425.85.

[2]

The Company currently has 300,000,000 shares of Common Stock authorized for issuance and had 129,925,689 shares of Common Stock issued and outstanding as of February 1, 2017.  The Reporting Person has the right to acquire a number of shares in excess of the number of shares of Common Stock remaining available for issuance.  This percent assumes the Reporting Person acquires the remaining authorized shares available for issuance.

CUSIP No. 285560207

1.	NAME OF REPORTING PERSON Richard S. Strong
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 452,619,555 shares[1]
	8.	SHARED VOTING POWER 452,619,555 shares[1]
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 452,619,555 shares[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 452,619,555 shares[1]
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ N/A
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 73.9%[2]
14.	TYPE OF REPORTING PERSON IN

___________________________

[1]

Includes currently exercisable warrants for 343,382,429 shares of common stock and 57,708,919 shares of common stock issuable upon conversion of convertible notes of the Company in the aggregate principal amount of $8,449,425.85.

[2]

The Company currently has 300,000,000 shares of Common Stock authorized for issuance and had 129,925,689 shares of Common Stock issued and outstanding as of February 1, 2017.  The Reporting Person has the right to acquire a number of shares in excess of the number of shares of Common Stock remaining available for issuance.  This percent assumes the Reporting Person acquires the remaining authorized shares available for issuance.

CUSIP No. 285560207

1.	NAME OF REPORTING PERSON Walter H. Morris
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,991,384 shares
	8.	SHARED VOTING POWER 0 shares
	9.	SOLE DISPOSITIVE POWER 1,991,384 shares
	10.	SHARED DISPOSITIVE POWER 0 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,991,384 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ N/A
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14.	TYPE OF REPORTING PERSON IN

This Amendment No. 8 to Schedule 13D amends and supplements the Amendment No. 7 to Schedule 13D originally filed on February 2, 2017 (“Amendment No. 8”), and is being filed jointly on behalf of Calm Waters Partnership, a Wisconsin general partnership (“Calm Waters”), and Richard S. Strong and Walter H. Morris, each an individual, (each a “Reporting Person,” and together, the “Reporting Persons”), relating to the common stock, $0.001 par value (the “Common Stock”), of Electronic Cigarettes International Group, Ltd., a Nevada corporation (the “Company”).

Unless otherwise defined or modified below, capitalized terms used in this Amendment No. 8 to Schedule 13D shall have the meaning ascribed to them in the Original Schedule 13D filed on July 15, 2016 (the “Original Schedule 13D”). All disclosure for items contained in the Original Schedule 13D where no new information is provided for such item in this Amendment No. 8 to Schedule 13D is incorporated herein by this reference.

Item 4.

Purpose of the Transaction

Item 4 of the Original Schedule 13D is supplemented with the following:

On March 7, 2017, Calm Waters in its capacity as a senior secured creditor of Must Have Limited, a limited liability company incorporated in England and Wales (“MHL”) and wholly owned subsidiary of Electronic Cigarettes International Group, Ltd., a Nevada corporation (the “Company”) filed a notice of appointment of an administrator by holder of a qualifying charge in respect of MHL (“Notice”).  This filing placed MHL under the “administration” process (the “Administration”) in the United Kingdom (“UK”) by order of the High Court of Justice, Chancery Division, Companies Court in England and Wales. Geoff Rowley and Anthony Collier, both partners at FRP Advisory LLP, were appointed as joint administrators with respect to MHL.

MHL is the subject of insolvency proceedings due to a winding up petition presented by HM Revenue & Customs (“HMRC”) on February 2, 2017 that is listed to be heard on March 20, 2017. The insolvency proceedings arose from an unsatisfied tax obligation of MHL in the amount of approximately $3 million which remains owed to HMRC.  In light of this unsatisfied tax obligation and the Company’s inability to satisfy this tax obligation and other expected near term obligations, Calm Waters filed the Notice.

The winding up petition presented by HMRC in respect of the unsatisfied tax obligation of MHL described above and the Administration of MHL has caused the Company to default under all of its outstanding secured debt obligations to Calm Waters (the “Cross-Defaults”), including under that certain Credit Agreement, dated April 27, 2015, between the Company and Calm Waters, as amended. The Cross-Defaults have resulted in the acceleration of outstanding debt owed by the Company to Calm Waters, which amounts have become immediately due and payable (the “Accelerated Debt”).  Calm Waters intends to take such action, including in the Administration, as will maximize its recovery of the Accelerated Debt.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2017	/s/ Richard S. Strong
Richard S. Strong

Dated: March 7, 2017	CALM WATERS PARTNERSHIP /s/ Richard S. Strong
Richard S. Strong Managing Partner

Dated: March 7, 2017	/s/ Walter H. Morris
Walter H. Morris